U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

[ ] Form 1O-KSB   [ ] Form 11-K   [X] Form 10-QSB [ ] Form N-SAR
For Period Ended: December 31, 2000

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

================================================================================

PART I - REGISTRANT INFORMATION

--------------------------------------------------------------------------------

         Full Name of Registrant:  INTERNATIONAL COSMETICS MARKETING CO.

         Former Name if Applicable:

         6501 Park of Commerce Boulevard, Suite 205
         -----------------------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

         Boca Raton, Florida  33487
         -----------------------------------------------------------------------
         City, State and Zip Code

================================================================================

PART II - RULES 12B-25(B) AND (C)

-------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
--------------------------------------------------------------------------------

PART III -  NARRATIVE

--------------------------------------------------------------------------------

State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589

(Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]


         THE FORM 10-QSB CANNOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD BECAUSE ADDITIONAL TIME IS REQUIRED BY REGISTRANT'S MANAGEMENT TO FINALIZE THE NECESSARY FINANCIAL INFORMATION FOR THE FORM 10-QSB.

--------------------------------------------------------------------------------

PART IV - OTHER INFORMATION

--------------------------------------------------------------------------------

         (1) Name and telephone number of person to contact in regard to this notification:

         Roxanne K. Beilly, Esq.            954               763-1200
         -----------------------------------------------------------------------
         (Name)                             (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is NO, identify report(s).

                                  [X] Yes [ ]No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                  [X] Yes [ ]No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         THE COMPANY ESTIMATES A NET LOSS OF APPROXIMATELY $20,500,000 FOR THE QUARTER ENDED DECEMBER 31, 2000 COMPARED TO NET LOSS OF $193,238 FOR THE QUARTER ENDED DECEMBER 31, 1999. THE INCREASE IN THE NET LOSS IS DUE PRINCIPALLY TO A NON-CASH EXPENSE OF $19,982,000 FOR STOCK OPTIONS GRANTED TO LICENSORS, A DECREASE IN SALES OF $60,000, A PROVISION FOR EXCESS AND OBSOLETE INVENTORY OF $141,000 AND A $93,000 INCREASE IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. THE COMPANY EXPERIENCED DECLINING MONTHLY SALES IN THE QUARTER ENDED DECEMBER 31, 2000. SUBSEQUENT TO DECEMBER 31, 2000, SALES HAVE DECLINED TO MINIMAL AMOUNTS.

                      INTERNATIONAL COSMETICS MARKETING CO.
     -----------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                             INTERNATIONAL COSMETICS MARKETING CO.


                             /s/ Sonny Spoden
                             ------------------------
                             Chief Financial Officer

DATED: February 9, 2000